UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HEMISPHERE MEDIA GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

42365Q103

(CUSIP Number)

April 16, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*As a result of a merger involving the Issuer, the number of outstanding Class A Shares has changed, causing the Reporting Persons’ ownership of the Class A Shares to exceed 20%. As a result, Reporting Persons will file a Form 13D in respect of these securities.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 42365Q103

1	NAME OF REPORTING PERSON HAWKEYE CAPITAL MASTER I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-0466159
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.4%

The percentages in this Schedule 13G are calculated based upon 10,991,100 shares of Class A Common Stock reported to be outstanding in the Companys Form 8-k filed on April 11, 2013.
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 42365Q103

1	NAME OF REPORTING PERSON RICHARD A. RUBIN I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.4%

The percentages in this Schedule 13G are calculated based upon 10,991,100 shares of Class A Common Stock reported to be outstanding in the Companys Form 8-k filed on April 11, 2013.
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 42365Q103

1	NAME OF REPORTING PERSON HAWKEYE CAPITAL MANAGEMENT, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-4092634
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.4%

The percentages in this Schedule 13G are calculated based upon 10,991,100 shares of Class A Common Stock reported to be outstanding in the Companys Form 8-k filed on April 11, 2013.
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 42365Q103

ITEM 1(a).	NAME OF ISSUER:
HEMISPHERE MEDIA GROUP, INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
c/o Cine Latino, Inc. 2000 Ponce de Leon Boulevard, Suite 500 Coral Gables, FL 33134
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively the "Reporting Persons") with respect to shares of Common Stock of Hemisphere Media Group, Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 9th Floor, New York, New York, 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, Windward 1 Regatta Office Park, West Bay Road, Georgetown, Grand Cayman, Cayman Islands.
ITEM 2(c).	CITIZENSHIP:
Richard A. Rubin is a citizen of the United States. Hawkeye Capital Management, LLC was organized in the United States. Hawkeye Capital Master was organized in the Cayman Islands.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
CLASS A COMMON STOCK, $0.0001 PAR VALUE
ITEM 2(e).	CUSIP NUMBER:
42365Q103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
	(b)	Percent of class:
25.4% The percentages in this Schedule 13G are calculated based upon 10,991,100 shares of Class A Common Stock reported to be outstanding in the Companys Form 8-k filed on April 11, 2013.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
HAWKEYE CAPITAL MASTER - 0

RICHARD A. RUBIN - 2,374,300 shares of Class A Common Stock
561,250 shares of Class A Common Stock issuable upon exercise of warrants

HAWKEYE CAPITAL MANAGEMENT, LLC - 0

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 2,374,300 shares of Class A Common Stock issuable upon exercise of warrants and 561,250 shares of Class A Common Stock issuable upon exercise of warrants which may be deemed to be beneficially owned.
(ii) Shared power to vote or to direct the vote:
HAWKEYE CAPITAL MASTER - 0 RICHARD A. RUBIN - 0 HAWKEYE CAPITAL MANAGEMENT, LLC - 0
(iii) Sole power to dispose or to direct the disposition of:
HAWKEYE CAPITAL MASTER - 0

RICHARD A. RUBIN - 2,374,300 shares of Class A Common Stock
561,250 shares of Class A Common Stock issuable upon exercise of warrants

HAWKEYE CAPITAL MANAGEMENT, LLC - 0

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 2,374,300 shares of Class A Common Stock issuable upon exercise of warrants and 561,250 shares of Class A Common Stock issuable upon exercise of warrants which may be deemed to be beneficially owned.
(iv) Shared power to dispose or to direct the disposition of:
HAWKEYE CAPITAL MASTER - 0 RICHARD A. RUBIN - 0 HAWKEYE CAPITAL MANAGEMENT, LLC - 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 16, 2013

Date
HAWKEYE CAPITAL MASTER
/s/ Richard A. Rubin

Signature
Richard A. Rubin , Managing Member of Hawkeye Capital Management, LLC Manager of Hawkeye Capital Master

Name/Title

April 16, 2013

Date
RICHARD A. RUBIN
/s/ Richard A. Rubin

Signature
Richard A. Rubin,

Name/Title

April 16, 2013

Date
HAWKEYE CAPITAL MANAGEMENT, LLC
/s/ Richard A. Rubin

Signature
Richard A. Rubin, Managing Member

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 42365Q103
EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Class A Common Stock of Hemisphere Media Group, Inc. and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 16th day of April, 2013.

/s/ Richard A. Rubin
______________________________
Richard A. Rubin

/s/ Richard A. Rubin
_______________________________
Hawkeye Capital Management, LLC
by Richard A. Rubin, Managing Member

/s/ Richard A. Rubin
_______________________________
Hawkeye Capital Master
by Richard A. Rubin,
Managing Member of Hawkeye Capital Management, LLC,
Manager of Hawkeye Capital Master